FOR IMMEDIATE RELEASE

Formula Systems Reports First Quarter Results

Company reports continuing profits growth

Herzliya, Israel – May 19, 2009 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the first quarter of 2009.

Revenues for the first quarter totaled $135.7 million compared to $135.8 million in the first quarter of 2008.

Operating income in the first quarter of 2009 was $8.0 million compared to $6.5 million in the same quarter of 2008, an increase of 24%.

Net income in the first quarter of 2009 was $3.4 million compared to net income of $3.0 million in the first quarter of 2008.

Our consolidated cash and short term investments totaled approximately $135 million as of March 31, 2009 and our current ratio was 1.9.

In January 2009, Formula distributed a cash dividend of approximately $30 million, or $2.27 per share.

Guy Bernstein, CEO of Formula, commented: "The first quarter results reflect the efforts that were made in the fourth quarter of 2008 throughout the group's companies to adjust expenses in order to increase efficiency and competitively to meet the economic challenges.

I believe that our subsidiaries can generate better operational profits from a given revenue. While seeking more opportunities in the company and at the subsidiaries level, we will continue to maintain focus on cost control

I am encouraged by the first quarter results and maintain a cautiously optimistic view for the whole year."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Naamit Salomon, CFO, Formula Systems Ltd.

+972-9-959-8800

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	March 31, 2009 (Unaudited)	December 31, 2008 (Audited)
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	85,462	110,602
Short-term investments	49,453	46,158
Trade receivables	135,026	158,166
Other accounts receivable	16,908	16,104
Inventories	2,595	2,772
Total assets attributed to discontinued operations…………………………....	29	31
	289,473	333,833

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	14,324	15,844
Investments in affiliates	3,390	3,694

	17,714	19,538

SEVERANCE PAY FUND	36,828	38,105

FIXED ASSETS, NET	13,873	15,228

OTHER ASSETS, NET	177,060	189,918

	534,948	596,622

CURRENT LIABILITIES:
Liabilities to banks and others	11,749	10,731
Trade payables	50,394	57,240
Other accounts payable	80,906	79,768
Dividend payable…………………………………………………………………	-	29,964
Liability in respect of the acquisition of subsidiaries	6,180	6,954
Debentures	4,483	5,157
Total liabilities attributed to discontinued operations…………………………....	355	372
	154,067	190,186

LONG-TERM LIABILITIES:
Debentures	50,475	56,004
Deferred taxes	3,815	4,502
Customer advances	862	1,093
Liabilities to banks and others	13,110	16,640
Liability in respect of the acquisition of activity	1,137	1,010
Accrued severance pay	47,396	49,817

	116,795	129,066

SHAREHOLDERS’ EQUITY	264,086	277,370

	534,948	596,622

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,
	2009	2008
	U.S.$
	(in thousands, except per share data)

Revenues	135,741	135,785
Cost of revenues	105,565	101,749

Gross profit	30,176	34,036
Research and development costs, net	1,143	1,434
Selling, general and administrative expenses	20,235	25,191
Depreciation and amortization	750	921

Operating income	8,048	6,490
Financial income (expenses), net	1,758	25

	9,806	6,515
Gain (loss) on realization of investments	-	(274)
Other expenses, net	(180)	(44)

Income before taxes on income	9,626	6,197
Taxes on income	2,954	471

	6,672	5,726
Share in gains (losses) of associated companies, net	33	(275)

Net Income	6,705	5,451
Attributable to non-controlling interest	3,292	2,406

Net income attributable to Formula	3,413	3,045

Earnings per share:
Basic	0.26	0.23

Diluted	0.26	0.23

Weighted average number of shares outstanding:
Basic	13,200	13,200

Diluted	13,238	13,200